April 13, 2009
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Kyle Moffatt
Re:	Clear Channel Outdoor Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2008, filed March 2, 2009 File No. 001-32663
Dear Mr. Moffat:
     This letter is in response to the Staff’s letter dated April 3, 2009. The Company expects to file its responses to the Staff’s comments relating to the above referenced Form 10-K on April 24, 2009.

Very truly yours,
/s/ Herbert W. Hill, Jr.
Herbert W. Hill, Jr.
Senior Vice President and Chief Accounting Officer

cc:	Randall T. Mays President and Chief Financial Officer